 Corn Products International, Inc.
 5 Westbrook Corporate Center
 Westchester, IL 60154
January 18, 2008
Mr. James Giugliano
Staff Accountant
U.S. Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Corn Products International, Inc.
Form 10-K for fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 1-13397
Dear Mr. Giugliano:
          Set forth below are the comments from the Staff’s letter dated December 13, 2007 with respect to the Form 10-K of Corn Products International, Inc. (the “Company”) that was filed with the SEC on February 27, 2007 and the Company’s responses to those comments. Our responses include additional disclosures that we propose to include in the Company’s annual report on Form 10-K for the year ended December 31, 2007, which is currently in process. The disclosure would be updated to reflect information for 2007 as appropriate. We set forth the Staff’s comments and our responses below.
Form 10-K for the year-end December 31, 2006
Item 1 – Business, page 3
1.	Please expand your disclosure to address any seasonality that affects your business. Refer to Item 101(c)(1)(v) of Regulation S-K.

U.S. Securities and Exchange Commission
January 18, 2008

Response:
1.
We are geographically diversified throughout the Northern and Southern hemispheres. Due to the diverse locations and nature of our business, the Company does not believe that seasonality affects our business. However, the Company will add the disclosure presented in the paragraph below to its discussion in the “Geographic Scope and Operations” section of its Item 1 – Business disclosure in our annual report on Form 10-K.

In general, demand for our products is balanced throughout the year. However, demand for sweeteners in South America is greater in the first and fourth quarters (its summer season) while demand for sweeteners in North America is greater in the second and third quarters. Due to the offsetting impact of these demand trends, we do not experience material seasonal fluctuations in our business.

Item 5 – Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 21
2.	Please revise your disclosure to include the table that summarizes the Equity Compensation Plan Information. Refer to Item 201(d) of Regulation S-K.
Response:
2.
The table that summarizes the Equity Plan Compensation information was incorporated by reference in Item 12 of the Form 10-K because Item 12 requires the registrant to furnish the information required by Item 201 (d) of Regulation S-K.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
3.
Please expand your management’s discussion and analysis of derivative financial instruments, including hedging and non-hedging instruments, to elaborate on the nature, extent, objective and results of these activities. Also, please disclose the types of derivatives carried at fair value which are exchange traded, and those derivatives which are not valued using exchange prices. Refer to FRR 61, II B.

U.S. Securities and Exchange Commission
January 18, 2008

Response:
3.
The Company has reviewed FRR 61 ll B and will include the following additional information in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of its annual report on Form 10-K.

We are exposed to market risk stemming from changes in interest rates, foreign currency exchange rates and commodity prices. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place clear controls on these activities. The counterparties in these transactions are generally highly rated institutions. We establish credit limits for each counterparty. Our hedging transactions include but are not limited to a variety of derivative financial instruments such as commodity futures contracts, forward currency contracts and options, interest rate swap agreements and treasury lock agreements (T-Locks).

Commodity Price Risk:

We use derivatives to manage price risk related to purchases of corn and natural gas used in the manufacturing process. We periodically enter into futures and option contracts for a portion of our anticipated corn and natural gas usage, generally over the following twelve months, in order to hedge price risk associated with fluctuations in market prices. These readily available marketable exchange-traded futures contracts are recognized at fair value and have effectively reduced our exposure to changes in market prices for these commodities. Unrealized gains and losses associated with marking these contracts to market are recorded as a component of other comprehensive income. At December 31, 2006, our accumulated other comprehensive loss account included $30 million of gains, net of tax of $19 million, related to these futures contracts.

Foreign Currency Exchange Risk:

Due to our global operations, we are exposed to fluctuations in foreign currency exchange rates. As a result, we have exposure to translational foreign exchange risk when our foreign operation results are translated to US dollars (USD) and to transactional foreign exchange risk when transactions not denominated in the functional currency of the operating unit are revalued. We primarily use foreign currency forward contracts, swaps and options to selectively hedge our foreign currency cash flow

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January 18, 2008

exposures. We generally hedge 12 to 18 months forward. As of December 31, 2006, we had $44 million of net notional foreign currency swaps and forward contracts that hedged net liability transactional exposures.
Interest Rate Risk:
We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, and existing and future issuances of variable rate debt. Primary exposures include US Treasury rates, LIBOR, and local short-term borrowing rates. We use interest rate swaps and T-Locks to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating rate debt, based on current and projected market conditions. Generally for interest rate swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. At December 31, 2006, we did not have any interest rate swaps outstanding. Our treasury lock agreements at December 31, 2006 lock the benchmark rate for an anticipated fixed rate borrowing of $200 million and are recognized at fair value. At December 31, 2006, our accumulated other comprehensive loss account included $2 million of unrealized losses, net of tax of $1 million, related to the T-Locks.
4.	Please expand your management’s discussion and analysis of the effects of the adoption of FAS l23(R). Refer to SAB Topic 14.M.
Response:
4.
The information relating to the effects of the adoption of SFAS #123R “Share-Based Payment” was included in Notes 2 and 13 to the Consolidated Financial Statements. The effect of the adoption was to reduce the diluted earnings per common share by $0.04 versus the results under APB No. 25. The 2006 full year diluted earnings per common share for the Company were $1.63.

The adoption of SFAS #123R did not impact the stock compensation philosophy of the Company. There were:
➢	No modifications made to outstanding share options prior to adoption

➢	No changes in the quantity or type of instruments used in the share-based payment program

U.S. Securities and Exchange Commission
January 18, 2008

➢	No changes in the terms of share-based payment programs
The Company will include the following information in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations of its annual report on Form 10-K.
Effective January 1, 2006, the Company adopted Statement of Accounting Standards SFAS #123R, “Share-based Payment” which requires, among other things, that compensation expense be recognized for employee stock options. Prior to the adoption of SFAS #123R, the Company accounted for stock compensation using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations. Under that method, compensation expense was recorded only if the current market price of the underlying stock on the date of grant exceeded the option exercise price. Since stock options are granted at exercise prices that equal the market value of the underlying common stock on the date of grant under the Company’s stock incentive plan, no compensation expense related to stock options was recorded in the Consolidated Statements of Income prior to January 1, 2006. The Company adopted SFAS #123R using the modified prospective method which requires that compensation cost be recognized in the financial statements beginning with the effective date, based on the requirements of SFAS #123R for all share-based awards granted or modified after that date, and based on the requirements of SFAS #123 for all unvested awards granted prior to the effective date of SFAS #123R.
The effect of adopting SFAS #123R was a reduction in diluted earnings per common share of $.04 versus results under APB No. 25. As of December 31, 2006, the unrecognized compensation cost related to non-vested stock options totaled $4 million, which will be amortized over the weighted-average vesting period of approximately 1.4 years.
The Company has a long-term incentive plan for officers under which performance share awards are issued. These awards are classified as equity in accordance with SFAS #123R. The ultimate payment of the performance shares will be based 50 percent on the Company’s stock performance as compared to the stock performance of a peer group and 50 percent on a return of capital employed versus the target percentage. Compensation expense for the stock performance portion of the plan is based on the fair value of the plan that is determined on the day the plan is established. Compensation expense for the return on capital employed portion of the plan is based on the probability of attaining the target percentage goal and is reviewed at the end of each reporting period. As of December 31, 2006, the unrecognized compensation cost relating to

U.S. Securities and Exchange Commission
January 18, 2008

these plans was $2.7 million which will be amortized over the remaining requisite service period of two years. This amount will vary each reporting period based on changes in the probability of attaining the target percentage goal.
The Company also awards shares of restricted common stock to certain key employees. The restricted shares issued under the plan are subject to cliff vesting, generally after five years provided the employee remains in the service of the Company. Expense is recognized on a straight line basis over the vesting period. The fair value of the restricted stock is determined based upon the number of shares granted and the quoted market price of the Company’s common stock on the date of the grant. At December 31, 2006, there was $2 million of unrecognized compensation cost related to restricted stock that will be amortized on a weighted-average basis over 2.5 years.
Results of Operations, page 25
5.
We note that you identify and quantify various factors that impacted the year to year trends of your results of operations and the related financial statement line items. For example, on page 25 of your 2006 Compared to 2005 discussion of Net Sales you state “the increase in net sales reflects volume growth of 5 percent, price/product mix improvement of 3 percent...” without discussion of the business developments or external events that underlie these factors. Please expand your management’s discussion and analysis to explain in greater detail what gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Please refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm.
Response:
5.	The expanded disclosures have been included in our response to Comment 6.

6.
We note that you have significant operations located outside the US. Please expand your management’s discussion and analysis to identify any material effects of currency exchange rate fluctuations on reported revenues, costs, and business practice and plans by geographic region, especially those that affect comparability. Please

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January 18, 2008

quantify whether material trends in the results of operations are attributable to changes in the value of the reporting currency relative to the functional currency of each of your operations located outside of the US. Additionally, please analyze any trends in operations or liquidity that would be apparent in the functional currency that are not readily identified due to the translation into the reporting currency.
Response:
6.
In order to expand our management’s discussion and analysis to include additional information requested in Comment 5 and enhance our discussion pertaining to the effects of currency exchange rate fluctuations, the Company will add the following additional underlined disclosures in its annual report on Form 10-K. The Company does not believe that there were any trends in operations or liquidity that would be apparent in the functional currency that were not readily identified in the reporting currency.

RESULTS OF OPERATIONS

We have significant operations in North America, South America and Asia/Africa. For most of our foreign subsidiaries, the local foreign currency is the functional currency. Accordingly, revenues and expenses denominated in the functional currencies of these subsidiaries are translated into US dollars at the applicable average exchange rates for the period. Fluctuations in foreign currency exchange rates affect the US dollar amounts of our foreign subsidiaries’ revenues and expenses. The impact of currency exchange rate changes, where significant, is provided below.

2006 COMPARED TO 2005

Net Income. Net income for 2006 increased 38 percent to $124 million, or $1.63 per diluted common share, from 2005 net income of $90 million, or $1.19 per diluted common share.

The increase in net income for 2006 from 2005 primarily reflects a 22 percent increase in operating income driven by significantly improved results for our North American business. Additionally, lower financing costs and currency translation attributable to stronger foreign currencies relative to the US dollar contributed to the increase.

Net Sales. Net sales for 2006 increased to $2.62 billion from $2.36 billion in 2005, as sales grew in each of our regions.

U.S. Securities and Exchange Commission
January 18, 2008

A summary of net sales by geographic region is shown below:

				%
(in millions)	2006	2005	Increase	Change
North America	$1,588	$1,422	$166	12%
South America	670	603	67	11%
Asia/Africa	363	335	28	8%

Total	$2,621	$2,360	$261	11%

The increase in net sales reflects volume growth of 5 percent, price/product mix improvement of 3 percent, and a 3 percent benefit from currency translation attributable to stronger foreign currencies relative to the US dollar.
Sales in North America increased 12 percent reflecting price/product mix improvement of 7 percent as prices strengthened throughout the region, volume growth of 3 percent primarily related to increased demand for our sweetener products in Mexico and a 2 percent benefit from currency translation attributable to a stronger Canadian dollar. Sales in South America increased 11 percent, as 9 percent volume growth primarily relating to greater demand for our sweetener and co-products throughout the region as their economies continue to grow and a 5 percent translation benefit attributable to stronger South American currencies (particularly the Brazilian Real) more than offset a 3 percent price/product mix decline. The price/product mix decline primarily occurred in Brazil, where in the first half of the year a strong currency and concerns over the avian flu and hoof and mouth disease dampened our customers’ exports and limited pricing flexibility. Sales in Asia/Africa increased 8 percent, as 6 percent volume growth from increased demand across the region (with the exception of South Korea) and a 5 percent increase attributable to stronger Asian currencies (particularly the South Korean Won), more than offset a 3 percent price/product mix decline that was principally driven by a soft economy in South Korea resulting in weak consumer demand for food and beverage products.

U.S. Securities and Exchange Commission
January 18, 2008

Cost of Sales. Cost of sales for 2006 increased 9 percent to $2.21 billion from $2.03 billion in 2005. The increase was principally due to volume growth, currency translation associated with the weaker US dollar and higher energy costs. Currency translation attributable to the weaker US dollar caused cost of sales to increase approximately 3 percent from 2005. In 2006, we experienced an increase in global energy costs of approximately 20 percent over 2005, mainly reflecting higher natural gas costs. Our gross profit margin for 2006 was 16 percent, compared with 14 percent in 2005, principally reflecting improved profitability and margins in North America resulting from improved pricing throughout the region and strong demand for our sweetener products in Mexico.
Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses for 2006 were $202 million, up from $158 million in 2005. SG&A expenses for 2006 represented 8 percent of net sales, compared to 7 percent of net sales a year ago. This increase primarily reflects higher compensation-related costs, including increased long-term incentive compensation principally driven by our strong net income growth and the expensing of stock options.
Other Income-Net. Other income-net for 2006 increased to $10 million from $9 million in 2005. The increase primarily reflects various insurance and tax recoveries that more than offset a $1 million reduction in fee and royalty income. Additionally, the 2005 period included a $2 million gain from the sale of non-core assets.

U.S. Securities and Exchange Commission
January 18, 2008

Operating Income. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2006	2005	Variance	% Change
North America	$130	$59	$71	120%
South America	84	101	(17)	(17)%
Asia/Africa	53	53	-	-%
Corporate expenses	(43)	(30)	(13)	(43)%

Operating income	$224	$183	$41	22%

Operating income for 2006 increased 22 percent to $224 million from $183 million in 2005. This increase was driven by significantly improved earnings in North America which more than offset lower results in South America. Currency translation attributable to the weaker US dollar contributed approximately $9 million to the year over year increase in operating income. An increase in corporate expenses principally attributable to higher compensation-related costs, including long-term incentive compensation and the expensing of stock options, partially offset the earnings improvement in North America. North America operating income more than doubled to $130 million in 2006 from $59 million in 2005, as earnings grew throughout the region. Higher product selling prices throughout the region and significant volume growth in Mexico drove the earnings improvement. Currency translation attributable to the stronger Canadian dollar contributed approximately $2 million to the operating income increase in the region. South America operating income decreased 17 percent from 2005, primarily reflecting lower earnings in Brazil and, to a lesser extent, in the Southern Cone of South America. Higher corn and energy costs throughout the region and lower product selling prices in Brazil were the principal contributors to the earnings decline in South America. Currency translation, primarily associated with the stronger Brazilian Real, partially offset the decline in operating income in the region by contributing approximately $4 million in 2006 over 2005. Asia/Africa operating income was unchanged from a year ago, as improved earnings in Pakistan and Thailand were partially offset by lower results in South Korea. Operating income in the region for 2006 includes a currency translation benefit of approximately $2 million over 2005, driven principally by a stronger South Korean Won. The 2005 results included a $2 million gain from the sale of non-core assets in Malaysia.

U.S. Securities and Exchange Commission
January 18, 2008

7.
Please expand your management’s discussion and analysis to include the effect your benefit plans (e.g., pension plans, ESOPs, and other postretirement plans) have on your results of operations. Please refer to section II.J of “Current Accounting and Disclosure Issues in the Division of Corporation Finance (revised November 30, 2006).” This can be located at our website at:

http://www .sec. gov/divisions/corpfin/cfacctdisclosureissues.pdf
Response:
7.
The Company discusses the retirement benefits in Item 7 – Critical Accounting Policies and Estimates. The net periodic pension cost was $9 million and $6 million for the years ended December 31, 2006 and 2005, respectively. The primary reason for the increased cost was the amortization of actuarial losses. The pension cost is not considered to be a significant expense to the Company. While we believe our benefit plan disclosures were adequate, the Company will supplement its disclosures to include the following additional underlined information in its annual report on Form 10-K.

We sponsor non-contributory defined benefit plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. We also provide healthcare and life insurance benefits for retired employees in the United States and Canada. The net periodic pension cost was $9 million and $6 million for the years ended December 31, 2006 and 2005, respectively. The reason for the increase was primarily due to the amortization of actuarial losses. The Company estimates that net periodic pension expense for 2007 will include approximately $2 million relating to the amortization of its accumulated actuarial loss included in accumulated other comprehensive loss at December 31, 2006. In order to measure the expense and obligations associated with these retirement benefits, our management must make a variety of estimates and assumptions, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates, and other factors. These estimates and assumptions are based on our historical experience, along with our knowledge and understanding of current facts, trends and circumstances. We use third-party specialists to assist management in evaluating our assumptions and estimates, as well as to appropriately measure the costs and obligations associated with our retirement benefit plans. Had we used different estimates and assumptions with respect to these plans, our retirement benefit obligations and related expense could vary from

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January 18, 2008

the actual amounts recorded, and such differences could be material. See also Note 10 of the Notes to the Consolidated Financial Statements.
8.
We noted successive annual increases in your valuation allowance for deferred tax assets. Please expand your management’s discussion and analysis to include the significant factors considered and related assumptions resulting in the changes in the valuation allowance. Please expand your disclosure to address, by region or jurisdiction, the factors that support the allowance despite your history of earning pretax income, to the extent this additional information can provide insight with respect to your particular circumstances.

Response:
8.
While the Company provided information relating to the valuation allowance in Note 9 to the Consolidated Financial Statements, the Company will include the following additional information in the Critical Accounting Policies and Estimates section of its MD&A to be included in its annual report on Form 10-K.

Income Taxes. At December 31, 2006, the Company maintained a valuation allowance of $24 million against certain foreign tax credits and foreign net operating losses that management has determined will more likely than not expire prior to realization. The valuation allowance at December 31, 2006, with respect to foreign tax credit carry-forwards increased to $17 million from $12 million at December 31, 2005. The increase was due to the limitation on using foreign tax credits in the United States. The valuation allowance with respect to foreign net operating losses increased to $7 million at December 31, 2006 from $6 million at December 31, 2005.
Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 39
9.
Please expand your disclosures to include quantitative and qualitative disclosures of foreign currency exchange rate risk exposures, as required by Item 305 of Regulation S-K. Quantitative disclosures should conform to one of the three disclosure alternatives provided by paragraph (a) of Item 305.

Response:
9.	The Company will include the following additional disclosure in Item 7A of its annual report on Form 10-K.

U.S. Securities and Exchange Commission
January 18, 2008

Foreign Currencies. Due to our global operations, we are exposed to fluctuations in foreign currency exchange rates. As a result, we have exposure to translational foreign exchange risk when our foreign operation results are translated to USD and to transactional foreign exchange risk when transactions not denominated in the functional currency of the operating unit are revalued. We generally use derivative instruments such as forward contracts, currency swaps and options to manage transactional foreign exchange risk. Based on our overall foreign currency transactional exposure at December 31, 2006, a hypothetical 10 percent decline in the value of the USD would have resulted in a transactional foreign exchange loss of approximately $2 million. At December 31, 2006, our accumulated other comprehensive loss account included in the stockholders’ equity section of our consolidated balance sheet includes a cumulative translation loss of $214 million. The aggregate net assets of our foreign subsidiaries where the local currency is the functional currency approximated $1 billion at December 31, 2006. A hypothetical 10 percent decline in the value of the US dollar relative to foreign currencies would have resulted in a reduction to our cumulative translation loss and a credit to other comprehensive income of approximately $113 million.
Item 8 – Financial Statements and Supplementary Data
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation, page 48
10.
Please expand your disclosure in the financial statements or notes to financial statements to include both the amount of income taxes for the period allocated to translation adjustments, and the beginning balances of cumulative translation adjustments as part of your disclosure of the changes in the components of accumulated other comprehensive income/loss. Refer to paragraph 31 of FAS 52.

U.S. Securities and Exchange Commission
January 18, 2008

Response:
10.
While much of the requested information can be found in the Notes to the Consolidated Financial Statements, in order to enhance the presentation of the disclosure the Company will include the following table in its Notes to the Consolidated Financial Statements in its annual report on Form 10-K that sets forth pertinent information with respect to Accumulated Other Comprehensive Income (Loss). The Company does not tax effect the currency translation adjustment because the undistributed earnings of its foreign operations are considered to be permanently reinvested.

A summary of accumulated other comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 is presented below:

		Deferred		Accumulated
	Currency	Gain/(Loss)	Pension	Other
	Translation	on Hedging	Liability	Comprehensive
(in millions)	Adjustment	Activities	Adjustment	Income/(Loss)

Balance, December 31, 2003	$(349)	$9	$(3)	$(343)
Losses on cash flow hedges, net of income tax effect of $15		(26)		(26)
Amount of gains on cash flow hedges reclassified to earnings, net of income tax effect of $5		(8)		(8)
Currency translation adjustment	57			57
Minimum pension liability “MPL”, net of income tax effect			(1)	(1)

Balance, December 31, 2004	(292)	(25)	(4)	(321)
Gains on cash flow hedges, net of income tax effect of $7		12		12
Amount of losses on cash flow hedges reclassified to earnings, net of income tax effect of $14		24		24
Currency translation adjustment	35			35
MPL, net of income tax effect			(1)	(1)

Balance, December 31, 2005	(257)	11	(5)	(251)
Gains on cash flow hedges, net of income tax effect of $8		12		12
Amount of losses on cash flow hedges reclassified to earnings, net of income tax effect of $2		5		5
Currency translation adjustment	43			43
Adjustment to MPL prior to adoption of SFAS No. 158,
net of income tax effect of $1			2	2
Adoption of SFAS No. 158, net of income tax effect of $18			(34)	(34)

Balance, December 31, 2006	$(214)	$28	$(37)	$(223)

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January 18, 2008

Investments, page 48
11.
Please expand your disclosure related to equity method investments to include disclosures prescribed by paragraph 20 of APB 18, or provide us additional information as to why you believe disclosure is not applicable.

Response:
11.
At December 31, 2006 and December 31, 2005, the Company had one investment that was accounted for under the equity method. The investment was $28 million at December 31, 2006 and $5 million at December 31, 2005. The increase in the investment is discussed in paragraph 2 of Note 4 to the Consolidated Financial Statements. During 2007, the Company acquired additional shares in this company increasing its ownership to 100 percent and began consolidating the subsidiary in its Consolidated Financial Statements. At the present time, the Company has no investments accounted for under the equity method. In the future, if circumstances change, the investment disclosures in Note 2 will include the information prescribed in Paragraph 20 of APB #18, “The Equity Method of Accounting for Investments in Common Stock.”

Revenue Recognition, page 49
12.	Please expand your disclosure of revenue recognition to address when and how the criteria in SAB Topic 13.A.1 are generally satisfied, including management’s significant assumptions therein.
Response:
12.
The Company generally sells its products directly to manufacturers and distributors. We sell primarily to well established companies and title normally passes FOB the Company’s plant. We do not provide any services as part of the sale of our products. The Company has reviewed the criteria for revenue recognition in SAB Topic 13.A.1 and while we believe that the disclosure was adequate, the Company will include the following additional underlined disclosure in Note 2 to the Consolidated Financial Statements to be included in its annual report on Form 10-K.

Revenue Recognition. The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to the customers. This transfer is considered complete when a sales agreement is in place, delivery has occurred, pricing is fixed or determinable and collection is reasonably assured. In the case of

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January 18, 2008

consigned inventories, the title passes and the transfer of ownership occurs when the goods are used by the customer.
Earnings Per Common Share, page 50
13.
We note the feature of your redeemable common stock allows the holder to put the stock to the company at a value other than fair value. Please explain why your earnings per share disclosure has not been prepared under the two-class method to attribute changes in the redemption value to the appropriate class of common stock. Refer to paragraph 19 of EITF Topic D-98 and paragraph 60(b) of FAS 128.

Response:
13.
The Company has reviewed paragraph 19 of EITF Topic D-98 and paragraph 60 (b) of FAS 128. We believe that the 20 trading day average approximates the fair value of the stock and therefore, the two class method of calculating earnings per share is not applicable.

The Company has an agreement with certain common stockholders (the holder) stemming from an acquisition in 1998 relating to shares of the Company’s common stock, that provides the holder with the right to require the Company to repurchase those common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The agreement was negotiated between the parties and the 20 trading day average was evaluated to be a fair value strike price for the Company stock. There have been no changes or modifications to the agreement since the issuance date. The original amount of shares issued relating to this agreement were 3,827,000 shares (adjusted for a 2 for 1 stock split on January 25, 2005). As of December 31, 2006, the holder had sold 2.6 million shares in the open market, with no shares being put to the Company. The total amount of common shares outstanding (including 1,227,000 redeemable shares) at December 31, 2006 was approximately 74.3 million shares. Furthermore, in 2007 the holder sold an additional 727,000 shares in the open market leaving 500,000 shares currently subject to the agreement. At December 31, 2006, the 20 trading day average price was $35.86, while the closing price was $34.54. At December 31, 2005, the 20 trading day average price was $23.63 while the closing price was $23.89. We therefore believe that the 20 trading day average price approximated fair value at December 31, 2006 and 2005.

U.S. Securities and Exchange Commission
January 18, 2008

As is indicated in paragraph 19 of EITF Topic D-98, the use of a method akin to the two class method is not required for common stock redeemable at fair value, as a redemption at fair value does not amount to a distribution different from other common shareholders.
Note 6 – Financial Instruments, Derivatives and Hedging Activities
Fair Value of Financial Instruments, page 54
14.
Please revise your disclosure of the fair value of financial instruments in order to present the fair value of debt in a format that presents the information alongside, or in substantially the same location within your document as, the related carrying amount of debt so as to clarify whether the fair value and carrying amount represent assets or liabilities and how the carrying amounts relate to what is reported in the statement of financial position. Refer to paragraph 10 of FAS 107.

Response:
14.
The Company will include the table below that presents the carrying amounts and fair values of its long-term debt in its Notes to the Consolidated Financial Statements of its annual report on Form 10-K. The fair value of the Company’s long-term debt is estimated based on quotations of major securities dealers who are market makers in the securities.

U.S. Securities and Exchange Commission
January 18, 2008

Presented below are the carrying amounts and the fair values of the Company’s long-term debt at December 31, 2006 and 2005.

	2006		2005
(in millions)	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

8.25% senior notes, due 2007	$255	$259	$254	$266
8.45% senior notes, due 2009	199	213	199	219
Mexican term loan, due 2008	17	17	-	-
Canadian revolving credit facility, due 2011	9	9	-	-
Korean loans, due 2007 and 2006	18	18	28	28

Sub-total	$498	$516	$481	$513
Less: current maturities of long-term debt	(18)	(18)	(10)	(10)

Total long-term debt	$480	$498	$471	$503

15.
Please expand your disclosure of the fair values of financial instruments to include derivative instruments and investments carried at cost, or explain why you believe disclosure is not applicable. Refer to paragraphs 3 and 7 of FAS 107.

Response:
15.
The Company’s wholly-owned Canadian subsidiary has a $6 million investment in a Canadian company representing approximately 9 percent of the equity ownership of that company. We do not deem this investment to be material and therefore no disclosure is required. However, the Company will include the following additional underlined information in the first and second paragraphs of its Notes to the Consolidated Financial Statements regarding Financial Instruments, Derivatives and Hedging Activities in its annual report on Form 10-K.

Fair value of financial instruments:

The carrying value of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. Futures contracts, which are designated as hedges of specific volumes of commodities are recognized at fair value. Foreign currency forward contracts, swaps and options hedge transactional foreign exchange risk related to assets and liabilities denominated in currencies other than the functional currency and are recognized at fair value. The Company’s treasury lock agreements, which lock the benchmark rate for an anticipated fixed rate borrowing, are recognized at fair value. The fair

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value of the Company’s long-term debt is estimated based on quotations of major securities dealers who are market makers in the securities.
Derivatives:
The Company uses financial instruments primarily to manage the exposure to price risk related to purchases of corn and natural gas used in the manufacturing process, to manage transactional foreign exchange risk and to manage its exposure to changes in interest rates on existing or anticipated borrowings. The Company generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with future interest payments on variable rate debt and specific volumes of commodities that will be purchased and processed in a future month, hedging the exposure related to changes in the fair value of certain outstanding fixed rate debt instruments and hedging transactional foreign exchange risk. The Company generally uses derivative instruments such as forward contracts, currency swaps and options to manage transactional foreign exchange risk. We generally hedge 12 to 18 months forward. As of December 31, 2006, we had $44 million of net notional foreign currency swaps and forward contracts that hedged net liability transactional exposures.
Derivatives, page 54
16.
Please expand your disclosure in the financial statements or notes to financial statements to include the beginning balances of accumulated derivative gains/losses as part of your disclosure of the changes in the components of accumulated other comprehensive income/loss. Refer to paragraph 47 of FAS 133.

Response:
16.	Please see our response to Comment 10. We will provide this disclosure in our Notes to the Consolidated Financial Statements to be included in our annual report on Form 10-K.
Note 12 – Redeemable Common Stock, page 68
17.
Please explain why the changes in the carrying amount of redeemable common stock have been recorded to additional paid-in capital and not to retained earnings. Refer to paragraph 19 of EITF Topic D-98.

U.S. Securities and Exchange Commission
January 18, 2008

Response:
17.
As noted in the response to Comment 13, the Company believes that the 20 trading day average price for the redeemable common stock approximates fair value. The Company does not believe that the redeemable common shareholders have received, in substance, a distribution or dividend that differs from what its other common shareholders are entitled to. Therefore, the Company does not believe that the resulting increases or decreases in the carrying amount of the redeemable common stock should be treated in the same manner as dividends on nonredeemable stock. Accordingly, the Company believes that the fair value adjustments to its redeemable common stock are appropriately made against additional paid-in capital.

U.S. Securities and Exchange Commission
January 18, 2008

Exhibit 31.1
18.
We note that the identification of the report in paragraph 1 of the certifications also includes the period title “annual”. In future filings, the identification of the period of the report should be removed so as not to specify or qualify the period for which the report has been certified. This comment also applies to Exhibit 31.2.

Response:
18.
Exhibit 31 in Item 601 of Regulation S-K requires the certifications to state: “I have reviewed this [specify report] of [identify registrant]”. We believe that identifying the report as an annual report on Form 10-K is an appropriate response to the requirement to specify the report with respect to which the certification relates since it is in fact an annual report pursuant to Section 13 of the Exchange and not a transition report pursuant to that section.

*  *  *  *

U.S. Securities and Exchange Commission
January 18, 2008

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (708) 551-2631. Please direct any comments or questions you may have relating to the accounting responses to Robin Kornmeyer at (708) 551-2613.
Sincerely,
/s/ Cheryl K. Beebe

Cheryl K. Beebe
Chief Financial Officer